Exhibit 21

Name of Subsidiary	State of Incorporation or Organization
Cooperative Beauty Ventures, LLC	Delaware
Healthology, Inc.	Delaware
iVillage Integrated Properties, Inc.	Delaware
iVillage Parenting Network, Inc.	Delaware
IVN, Inc.	Delaware
Knowledgeweb, Inc.	California
Lamaze Publishing Company	Delaware
PAG Holding Company, LLC	Maryland
Promotions.com, Inc.	Delaware
Pubic Affairs Group, Inc.	Delaware
The Virtual Mirror, Inc.	Delaware
Women.com Networks, Inc.	Delaware